SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        OCEAN OPTIQUE DISTRIBUTORS, INC.
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   674864 10 3
                                 (CUSIP Number)

                                 KENNETH GORDON
                             CHIEF FINANCIAL OFFICER
                        OCEAN OPTIQUE DISTRIBUTORS, INC.
                             14250 S.W. 119TH AVENUE
                              MIAMI, FLORIDA 33186
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   SEE ITEM 3
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

                                  SCHEDULE 13D

----------------------                                        -----------------
CUSIP NO.  674864 10 3                                        PAGE 2 OF 5 PAGES
----------------------                                        -----------------

-------------------------------------------------------------------------------
    1        NAMES OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             SOCIETE FRANCAISE DE LUNETTERIE
-------------------------------------------------------------------------------
    2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3        SEC USE ONLY

-------------------------------------------------------------------------------
    4        SOURCE OF FUNDS

             OO
-------------------------------------------------------------------------------
    5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)                                          [ ]


-------------------------------------------------------------------------------
    6        CITIZENSHIP OR PLACE OF ORGANIZATION

             FRANCE
-------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER
          NUMBER OF                           500,154
            SHARES             ------------------------------------------------
        BENEFICIALLY                 8        SHARED VOTING POWER
          OWNED BY
            EACH               ------------------------------------------------
         REPORTING                   9        SOLE DISPOSITIVE POWER
          PERSON                              500,154
            WITH               ------------------------------------------------
                                     10       SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             500,154
-------------------------------------------------------------------------------
    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 [ ]
-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.3%
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------


                                Page 2 of 5 Pages

ITEM 1.   SECURITY AND ISSUER: Common Stock, no par value (the "Common Stock")

                               Ocean Optique Distributors, Inc. (the "Issuer") 14250 S.W. 119th Avenue
                               Miami, Florida 33186

ITEM 2.   IDENTITY AND BACKGROUND:

(A) NAME OF PERSON FILING: Societe Francaise de Lunetterie (the "Reporting Person")

(B)       PLACE OF ORGANIZATION:  France

(C)       PRINCIPAL BUSINESS:  Eyewear manufacturer

(D)       ADDRESS OF PRINCIPAL OFFICE:
          39150 Chaux du Domdief, St. Laurent en Grandvuax, France

(E)       CRIMINAL CONVICTIONS DURING LAST FIVE YEARS:

(F) CIVIL PROCEEDINGS DURING LAST FIVE YEARS INVOLVING FEDERAL OR STATE SECURITIES LAWS:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION: The Reporting Person acquired 246,154 shares of Common Stock in March 1996 in exchange for the cancellation of $400,000 of the Issuer's outstanding debt to the Reporting Person. In July 1996, the Issuer granted to the Reporting Person a three-year option to acquire 110,000 shares of Common Stock as payment for $10,000 eyeglass frames. The exercise price of this option is $1.30 per share of Common Stock (the market price of the Common Stock on the date of grant).

ITEM 4. PURPOSE OF TRANSACTION: The Reporting Person has acquired the shares of Common Stock reflected in this Schedule 13D for investment purposes.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER:

                VOTING POWER                   DISPOSITIVE POWER
            -------------------             -----------------------
            SOLE         SHARED             SOLE             SHARED
            ----         ------             ----             ------
          500,154(A)                                          500,154(A)
          shares                                              shares

------------------
(A) Includes 110,000 shares issuable upon the exercise of a three-year option granted to the Reporting Person. See Item 3.


                                Page 3 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER: None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS:  None

                                Page 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOCIETE FRANCAISE DE LUNETTERIE


By:/S/ GROSPERRIN FRANCIS
   -----------------------------------
      Name: Grosperrin Francis
      Title:  Chief Executive Officer


Dated:  February 28, 1997



                                Page 5 of 5 Pages